03032756

03 OCT 21 7:21

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071. India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

9th October, 2003

82-3470

The Secretary
The Calcutta Stock Exchange Association
Ltd., 7 Lyons Range
Kolkata 700 001

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The Cochin Stock Exchange Ltd.
MES, Dr. P K Abdul Gafoor
Memorial Culture Complex
36/1565, Judges Avenue, Kaloor
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The Stock Exchange
Kamdhenu Complex, Panjara
Ahmedabad 380 015

The Secretary
The Delhi Stock Exchange
DSE House, 3/1 Asaf Ali Road
New Delhi 110 002

SUPPL

The Secretary
Pune Stock Exchange Ltd.
Shivleela Chambers, 752 Sadashiv Peth
R B Kumthekar Marg, Pune 411 030

The Secretary
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach, Chennai 600 001

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

The Secretary
Bangalore Stock Exchange Ltd.
Stock Exchange Tower, 51 1st Cross
J C Road, Bangalore 560 027

The Secretary
The Hyderabad Stock Exchange
3-6-275, Himayat Nagar
Hyderabad 500 029

The Secretary
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400 001

The Secretary
The National Stock Exchange of India
Ltd., Exchange Plaza, Bandra-Kurla
Complex, Bandra (E)
Mumbai 400 051

Dear Sirs,

In terms of the Listing Agreement, please find enclosed a Certificate dated 6th October, 2003 from M/s. Vinod Kothari & Co., practising Company Secretaries, relating to issuance/delivery of Share Certificates lodged with the Company for transfer, sub-division, consolidation and renewal. The said Certificate is for the half year ended 30th September, 2003.

Yours faithfully,
ITC Limited

(Arun Bose)
Assistant Secretary

10/28

Encl : As above.

ITC Limited

Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Shop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

Society de la Bouse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

NOO & 1st Copy

cc Mr. Julian Hoffman - For submission to Luxembourg Stock Exchange
Banque Generale du
Luxembourg S.A.
50 Av. J.F. Kennedy
L-2951 Luxembourg

VINOD KOTHARI & CO.
Company Secretaries

1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017, India
Phone/fax : 91-33-2811276/2817715/2813742
http://vinodkothari.com
e-mail: vinod@vinodkothari.com

TO WHOMSOEVER IT MAY CONCERN

I/We have examined all relevant Books, Registers, Forms, Documents and papers of ITC Limited for the purpose of issuing certificate under sub-clause (c) of Clause 47 of the Listing Agreement with the Stock Exchange and hereby certify that the Company has despatched, during the half year ended 30th September, 2003.

(a) All certificates of shares within one month of the date of lodgement of a valid and complete transfer (excluding the time period of 30 days given to the transferees for excereising option to dematerialise the shares in terms of the transfer- cum-demat scheme of the depositories where applicable), unless the company has been precluded from doing so by an order of a competent authority or a notice issued by the tranferor\investor.

(b) All certificates of shares issued on sub-division, consolidation, renewal and exchange of certificate within one month from the date of lodgement of the same with the Company.

Place: Kolkata
Date: 06.10.2003

Signature.

Vinod Kothari & Co.
(Name of Firm)

C P 1391
(C.P. Number)